August 4, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 3 of Form 10-SB/A dated July 19, 2000 of L.A.M. Pharmaceutical Corp. and are in agreement with the statements contained in the 4th, 5th and 6th sentences of the first paragraph under Item 3. We have no basis to agree or disagree with other statements of the registrant contained therein.



                                                Ernst & Young, LLP.